SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND

EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

COMMISSION FILE NUMBER 1-12082

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

C/O HANOVER DIRECT, INC.

1500 HARBOR BLVD.

WEEHAWKEN, NEW JERSEY 07086

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HANOVER DIRECT, INC.

1500 HARBOR BLVD.

WEEHAWKEN, NEW JERSEY 07086

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goldstein Golub Kessler LLP

Goldstein Golub Kessler LLP

New York, New York

June 29, 2006

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

New York, New York

July 15, 2005

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments (note 3):
Common and collective trust fund	$ 4,814,038	$ 5,382,057
Mutual funds	20,214,916	21,213,269
Investment in Hanover Direct, Inc.
Common stock	127,887	144,931
Plan participant loans receivable	507,744	539,663
Total Investments and	$ 25,664,585	$ 27,279,920
Net Assets Available for Benefits

See accompanying notes to financial statements.

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Net appreciation in fair value of investments (note 3)	$ 1,054,697	$ 2,138,299
Dividend income	733,832	532,437
Interest from participant loans	27,690	30,383
Net investment income	1,816,219	2,701,119
Contributions:
Participants	1,672,322	1,885,638
Hanover Direct, Inc. and subsidiaries	391,516	441,835
Total additions	3,880,057	5,028,592

Deductions:
Benefits paid to participants	2,822,997	1,691,302
Administrative expenses	2,150	2,650
Total deductions	2,825,147	1,693,952

Net increase	1,054,910	3,334,640
Transfer out to Gump’s Plan	(2,670,245)	0
Net assets available for benefits:
Beginning of the year	27,279,920	23,945,280

End of the year	$ 25,664,585	$ 27,279,920

See accompanying notes to financial statements.

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1) Description of Plan

The Hanover Direct, Inc. Savings and Retirement Plan (the “Plan”) commenced April 1, 1983. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation in the Plan is available to all Eligible Employees of Hanover Direct, Inc. and its subsidiaries (the “Company”) that have attained the age of 21 and have credit for at least six months of service (1,000 hours). Eligible Employee does not include anyone subject to a collective bargaining agreement, independent contractor, or a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participants whose annual base salary is under $95,000 may make pre-tax contributions of up to 20% of their total annual compensation (“Employee Contribution”), up to a maximum of $14,000 in 2005 and $13,000 in 2004, plus an additional $4,000 in 2005 and $3,000 in 2004 more for catch up contributions if they are 50 years old or over. The Company matches one-third of these pre-tax contributions up to 6% of participant’s total annual compensation (“Employer Contribution”), for a total maximum employer contribution of 2%. The participants have the right to allocate contributions (Employee and Employer) among any combination of fourteen funds administered by T. Rowe Price Retirement Plan Services, Inc. (“TRP”), and through 2004, a Hanover Direct, Inc. Stock Fund.

A participant whose total annual compensation is in excess of $95,000 is a highly compensated employee (“HCE”), as defined by the Internal Revenue Code (IRC), and is limited to pre-tax contributions of 5% of their total annual compensation, up to a maximum compensation limit of $210,000 in 2005 and $205,000 in 2004. The Company matches one-third of these contributions up to 6% of a participant’s maximum compensation limit.

A participant will fully vest in the account value of the Employer’s Contribution upon the earlier of: the completion of three calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, retirement due to permanent disability, or upon termination of the Plan by the Company. Employee contributions vest immediately. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Employer’s Contributions. Nonvested forfeitures were $5,086 and $30,672 at December 31, 2005 and 2004, respectively. In 2005, employer contributions were not reduced by forfeited accounts.

Participants are allowed to take out loans ranging from a minimum of $500 up to the lesser of 50% of their individual vested account balance or $50,000. The loans can be for a period of up

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

to five years and bear a fixed rate of interest of at prime rate plus one percent, determined at the time of the loan issuance. For a loan to purchase a primary residence, an individual must borrow a minimum of $2,500, and may take up to 30 years to repay the loan. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

The Plan is administered by the Administrative Committee (the “Committee”), which is currently comprised of three persons who serve at the sole discretion of the Company’s Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

Certain administrative costs of the Plan were borne by the Company.

Each participant’s account is credited with participants’ and Company’s contributions and Plan earnings. Participant accounts are stated at market value at the end of each business day.

(2) Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Company Stock and Mutual funds are stated at fair value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. Dividend income is recorded on the ex-dividend date. The Stable Value Fund is stated at cost, which approximates market value. Participants’ loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Benefit Payments

Benefit payments are recorded when paid.

(3) Investments

The market value of the individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2005 and 2004 were as follows:

	2005	2004
T. Rowe Price Spectrum Growth Fund	$ 5,119,375	$ 5,543,790
T. Rowe Price Stable Value Fund	4,814,038	5,382,057
T. Rowe Price New Horizons Fund	3,363,730	3,496,506
T. Rowe Price Spectrum Income Fund	2,650,509	3,073,700
T. Rowe Price Mid-Cap Growth Fund	3,203,560	3,161,123
T. Rowe Price Blue Chip Growth Fund	1,800,355	2,165,567
T. Rowe Price Equity Index 500 Fund	2,044,326	2,250,081

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,054,697 and $2,138,299, respectively as follows:

	2005	2004
Mutual Funds	$1,056,583	$2,214,438
Common Stock	($1,886)	($76,139)
	$1,054,697	$2,138,299

(4) Plan Termination

The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant’s account, become fully vested. At this time, the Company has not expressed any intention to terminate the Plan.

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(5) Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of June 5, 2002, is qualified under Section 401(a) of the IRC and, accordingly, is exempt from federal income taxes. The Plan’s administrator believes that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Internal Revenue Code.

The Company identified certain operational omissions with respect to a partial plan termination and on August 20, 2004 submitted a VCP Submission to the IRS under the Voluntary Correction Program in which it proposed corrective measures and revisions to its administrative procedures. On November 22, 2005 the IRS issued a compliance statement in which it accepted the Company’s proposed corrective measures and agreed not to sanction the Plan. The Company implemented the proposed corrective measures and paid the $15,000 compliance fee which had been assessed by the IRS.

(6) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by TRP. TRP is the trustee and the recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for TRP’s services were $2,150 for the year ended December 31, 2005. At the participants’ instruction, contributions may be invested in common stock of the Company, a party-in-interest. As of December 31, 2005 and 2004, the Hanover Direct, Inc. Stock Fund held 85,258 and 100,647 shares, respectively, at corresponding market values of $127,887 and $144,931.

(7) Sale of Gump’s Business

On March 14, 2005, the Company sold all of the stock of Gump’s Corp. and Gump’s By Mail (collectively “Gump’s”) to Gump’s Holdings, LLC, an unrelated third party (“Purchaser”). Plan assets of $2,670,245 related to Gump’s were transferred to the purchaser’s plan after the sale.

			Schedule I

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005

	Number of		Current
Description	shares	Cost	value
Common and Collective Trust Fund
* T. Rowe Price Stable Value Fund	4,814,038	a	$ 4,814,038

Mutual Funds
* T. Rowe Price Spectrum Income Fund	224,810	a	2,650,509
* T. Rowe Price Spectrum Growth Fund	280,976	a	5,119,375
* T. Rowe Price New Horizons Fund	105,978	a	3,363,730
* T. Rowe Price Mid-Cap Growth Fund	59,172	a	3,203,560
* T. Rowe Price International Stock Fund	84,974	a	1,256,772
* T. Rowe Price Equity Index 500 Fund	60,934	a	2,044,326
* T. Rowe Price Blue Chip Growth Fund	55,090	a	1,800,355
* T. Rowe Price Retirement 2010 Fund	7,341	a	106,961
* T. Rowe Price Retirement 2020 Fund	11,480	a	179,431
* T. Rowe Price Retirement 2030 Fund	17,522	a	288,932
* T. Rowe Price Retirement 2040 Fund	4,411	a	73,096
* T. Rowe Price Retirement Income Fund	4,103	a	51,123
* T. Rowe Price PIMCO Total Return Admin	7,309	a	76,746

Common Stock
* Hanover Direct, Inc. Common Stock Fund - par value, $.01 per share.	85,258	-	127,887
Participants’ Loan Accounts - 5% to 9.5%			507,744
			$ 25,664,585

* Represents party-in-interest.

a- The cost of participant - directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
By: /s/ Daniel J. Barsky
Date: June 29, 2006	Name: Daniel J. Barsky Title: Chairman of the Administrative Committee

Index To Exhibits

Exhibit

Number

23.1	Consent of Goldstein Golub Kessler, LLP

23.2	Consent of BDO Seidman, LLP

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of

Hanover Direct, Inc. Savings and Retirement Plan:

We consent to the incorporation by reference in the Registration Statements [No. 333-03871 and 2-94286] on Form S-8 of the Hanover Direct, Inc. Savings and Retirement Plan of our report dated June 29, 2006, with respect to the statement of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2005, annual report on Form 11-K of the Hanover Direct, Inc. Savings and Retirement Plan.

/s/ Goldstein Golub Kessler, LLP

Goldstein Golub Kessler, LLP

New York, New York

June 29, 2006

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of

Hanover Direct, Inc. Savings and Retirement Plan:

We consent to the incorporation by reference in the Registration Statement [No. 333-03871 and 2-94286] on Form S-8 of Hanover Direct, Inc. of our report dated July 15, 2005, with respect to the statement of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004, annual report on Form 11-K of Hanover Direct, Inc. Savings and Retirement Plan.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

New York, New York

June 29, 2006